FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 09, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X               Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
9 November 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 November 2023	91,849	198.35	195.95	197.0379	LSE
09 November 2023	33,676	197.35	196.00	196.6752	CHIX
09 November 2023	96,298	198.20	196.10	196.8550	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 203,907,743 Ordinary Shares in treasury and have 8,822,548,096 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
09 November 2023	08:03:19	BST	8688	196.45	BATE	1486151
09 November 2023	08:08:08	BST	9423	196.45	BATE	1491609
09 November 2023	08:16:23	BST	453	197.30	BATE	1502290
09 November 2023	08:16:23	BST	1456	197.30	BATE	1502288
09 November 2023	08:16:23	BST	734	197.30	BATE	1502292
09 November 2023	08:16:23	BST	5277	197.30	BATE	1502294
09 November 2023	08:25:31	BST	7980	197.15	BATE	1511225
09 November 2023	08:43:31	BST	919	197.05	BATE	1531870
09 November 2023	08:43:31	BST	6309	197.05	BATE	1531874
09 November 2023	08:43:31	BST	689	197.05	BATE	1531872
09 November 2023	08:54:52	BST	8450	196.10	BATE	1544056
09 November 2023	09:11:52	BST	9480	196.15	BATE	1561497
09 November 2023	09:32:56	BST	8975	196.40	BATE	1580798
09 November 2023	09:53:09	BST	8623	196.80	BATE	1598709
09 November 2023	10:11:57	BST	5222	197.35	BATE	1612879
09 November 2023	10:11:57	BST	3961	197.35	BATE	1612877
09 November 2023	10:34:23	BST	445	198.20	BATE	1629153
09 November 2023	10:35:42	BST	9214	198.20	BATE	1629998
09 November 2023	08:05:55	BST	8618	196.15	CHIX	1489224
09 November 2023	08:38:30	BST	660	197.15	CHIX	1525821
09 November 2023	08:38:30	BST	6000	197.15	CHIX	1525819
09 November 2023	08:38:30	BST	1906	197.15	CHIX	1525817
09 November 2023	09:22:59	BST	7904	196.00	CHIX	1572108
09 November 2023	10:11:57	BST	907	197.35	CHIX	1612875
09 November 2023	10:11:57	BST	7681	197.35	CHIX	1612873
09 November 2023	08:03:19	BST	5981	196.40	LSE	1486153
09 November 2023	08:10:42	BST	2210	196.65	LSE	1496508
09 November 2023	08:10:42	BST	3444	196.65	LSE	1496506
09 November 2023	08:13:02	BST	1358	197.05	LSE	1498851
09 November 2023	08:13:02	BST	4419	197.05	LSE	1498849
09 November 2023	08:18:22	BST	1460	197.00	LSE	1504406
09 November 2023	08:18:22	BST	5060	197.00	LSE	1504404
09 November 2023	08:25:31	BST	6227	197.15	LSE	1511227
09 November 2023	08:43:22	BST	2557	196.90	LSE	1531702
09 November 2023	08:43:22	BST	3034	196.90	LSE	1531704
09 November 2023	08:53:06	BST	427	196.50	LSE	1542131
09 November 2023	08:53:06	BST	1684	196.50	LSE	1542129
09 November 2023	09:03:29	BST	6101	196.25	LSE	1553758
09 November 2023	09:19:07	BST	5429	196.00	LSE	1568549
09 November 2023	09:25:49	BST	5352	195.95	LSE	1574444
09 November 2023	09:33:27	BST	6471	196.30	LSE	1581203
09 November 2023	09:33:27	BST	150	196.30	LSE	1581205
09 November 2023	10:02:02	BST	5058	197.20	LSE	1606043
09 November 2023	10:02:02	BST	949	197.20	LSE	1606041
09 November 2023	10:24:24	BST	5984	198.00	LSE	1622461
09 November 2023	10:24:40	BST	5452	197.90	LSE	1622687
09 November 2023	10:44:19	BST	6574	198.35	LSE	1635841
09 November 2023	10:53:21	BST	6468	198.35	LSE	1642530

Date: 09 November 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary